EXHIBIT 20

NEWS For Immediate Release
December 31, 1996                  For Further Information Contact:
                                   Edward M. George
                                   President & CEO     (304) 234-9208

                                   Nasdaq Trading Symbol: WSBC


WesBanco Consummates Merger With Vandalia National Corporation

Wheeling, WV . . . . Edward M. George, President and Chief Executive Officer
of WesBanco, Inc., a multi-state multi-bank holding company headquartered in Wheeling, West Virginia, announced today the December 30, 1996 consummation of the merger of Vandalia National Corporation, Morgantown, WV, and its wholly owned subsidiary, The National Bank of West Virginia, into WesBanco affiliate, WesBanco Bank Fairmont.

As a result of the merger Vandalia shareholders received 1.2718 shares of WesBanco common stock or, at such shareholder's election, $34.34 in cash for each share of Vandalia common stock. This merger, which was based upon a fixed exchange ratio, will be accounted for as a purchase transaction.

Under the terms of the merger, C. Barton Loar will serve as President of the Monongalia County division of WesBanco Bank Fairmont. Mr. Loar and Vaughn L. Kiger have been appointed to the Executive Committee of the Board of Directors of WesBanco Bank Fairmont. Mr. Loar, Mr. Kiger, John W. Fisher, II, Robert D'Alessandri, M.D., Roger E. King, M.D. and Reed J. Tanner have been elected to the WesBanco Bank Fairmont Board of Directors, while Mr. Tanner has been elected to the WesBanco, Inc. Board of Directors.


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